UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 4)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
BLUELINX HOLDINGS INC.
(Name of Subject Company)
BLUELINX HOLDINGS INC.
(Name of Person Filing Statement)
Common stock, par value $0.01 per share
(Title of Class of Securities)
09624H109
(CUSIP Number of Class of Securities)
Dean A. Adelman
Chief Administrative Officer
4300 Wildwood Parkway
Atlanta, Georgia 30339
(770) 953-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:

Sara Epstein, Esq.	Mark L. Hanson, Esq.
BlueLinx Corporation	Jones Day
4300 Wildwood Parkway	1420 Peachtree St., N.E.
Atlanta, Georgia 30339	Atlanta, GA 30309
(770) 953-7000	(404) 521-3939
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
EX-99.E.16

Purpose of the Amendment
     This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto and as amended and/or supplemented from time to time, the “Schedule 14D-9”), originally filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2010 by BlueLinx Holdings Inc., a Delaware corporation (the “Company” or “BlueLinx”) as subsequently amended and restated on September 27, 2010 and as further supplemented on October 4, 2010 and October 6, 2010, relating to the tender offer by Cerberus ABP Investor LLC, a Delaware limited liability company (“CAI”), and a wholly-owned subsidiary of Cerberus Capital Management, L.P. (“Cerberus Capital”), pursuant to which CAI has offered to purchase all outstanding shares of common stock, par value $0.01 per share of the Company (the “Shares”) not otherwise owned by CAI for $4.00 net per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 2010, as supplemented by the Second Supplement to Offer to Purchase dated September 22, 2010, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by CAI and Cerberus Capital with the Commission on August 2, 2010 (as amended and/or supplemented from time to time, and together with the Exhibits thereto, the “Schedule TO”).
     All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.
     This Amendment is being filed to reflect certain updates as reflected below.
Item 8. Additional Information.
     Litigation.
     The following paragraph is inserted after the last paragraph of this subsection:
     We are aware that on October 5, 2010, an individual stockholder of the Company filed a complaint in the Supreme Court of the State of New York, County of New York, commencing a putative class action lawsuit against CAI, the Company and each of the individual members of the Board. The complaint, styled as Gabriella Centonze v. George Judd, et al. (Case No. 651270/2010) seeks, among other remedies, to preliminarily and permanently enjoin the Offer and Merger. In general, the complaint alleges, among other things, that the members of the Board breached their fiduciary duty by, among other things, allegedly failing to disclose material facts regarding the Offer and the Merger. On October 6, 2010, the Court denied the plaintiff’s motion for injunctive relief. The Company believes this case has no merit.
     The following is inserted at the end of this section:
     Expiration of the Offer.
     On October 19, 2010, CAI announced that the Offer expired at 12:00 midnight, New York City time, on October 18, 2010, without acceptance of the tendered Shares, due to the 90% Condition not having been satisfied. According to the Schedule TO, a total of approximately 11,321,393 Shares needed to be tendered and not withdrawn in order to satisfy the 90% Condition. According to CAI’s announcement, approximately 6,747,593 Shares were validly tendered. CAI and Cerberus Capital have instructed the depositary for the Offer to promptly return all Shares tendered.

Item 9. Exhibits.
     Item 9 is hereby amended to add the following exhibit:

Exhibit No.	Description
(e)(16)	Complaint entitled Gabriella Centonze v. George Judd, et al. filed on October 5, 2010 in the Supreme Court of the State of New York, County of New York.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BLUELINX HOLDINGS INC.
By:	/s/ H. Douglas Goforth
	Name:	H. Douglas Goforth
	Title:	Chief Financial Officer and Treasurer

Dated: October 19, 2010